Filed pursuant to Rule 433

Issuer Free Writing Prospectus, Dated January 18, 2018

Relating to Preliminary Prospectus, Dated January 9, 2018

Registration Statement No. 333-217601

NINE ENERGY SERVICE, INC.

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Nine Energy Service, Inc. (the “Company”), dated January 9, 2018 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meanings ascribed to such terms in the Preliminary Prospectus.

PROSPECTUS SUMMARY:

The section of the Preliminary Prospectus titled “Prospectus summary—The offering” is revised as follows:

Use of proceeds	We will receive net proceeds from this offering of approximately $147.0 million, after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use a portion of the net proceeds from this offering, together with $125.0 million of term loan borrowings under our new credit facility, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes. However, to the extent the underwriters exercise their option to purchase additional shares after the initial closing of the offering and the net proceeds therefrom (together with the net proceeds from initial closing of the offering) are in excess of $150 million, then we will use 50% of the excess of the net proceeds over $150 million to make a mandatory prepayment of the term loan borrowings under our new credit facility. As of September 30, 2017, we had $119.8 million and $121.0 million of outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, respectively.

Affiliates of several of the underwriters are lenders under the Existing Nine Credit Facility or the Existing Beckman Credit Facility and, accordingly, will receive a portion of the net proceeds from this offering. See “Use of proceeds” and “Underwriting (conflicts of interest).”

USE OF PROCEEDS:

The section of the Preliminary Prospectus titled “Use of Proceeds” is revised as follows:

We will receive net proceeds of approximately $147.0 million from the sale of the common stock by us in this offering, after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use a portion of the net proceeds from this offering together with $125.0 million of term loan borrowings under our new credit facility to fully repay the outstanding indebtedness under the two credit facilities we currently have in place and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships. However, to the extent the underwriters exercise their option to purchase additional shares after the initial closing of the offering and the net proceeds therefrom (together with the net proceeds from initial closing of the offering) are in excess of $150 million, then we will use 50% of the excess of the net proceeds over $150 million to make a mandatory prepayment of the term loan borrowings under our new credit facility.

The following table illustrates our anticipated use of the net proceeds from this offering:

	Sources of funds (In millions)		Use of funds (In millions)

Net proceeds from this offering	$147.0	Repayment of the Existing Nine Credit Facility(1)	$119.8
Term loans under new credit facility	$125.0	Repayment of Existing Beckman Credit Facility(2)	121.0
		Funding of general corporate purposes	31.2

Total Sources of Funds	$272.0	Total Uses of Funds	$272.0

(1)	Pursuant to the Existing Nine Credit Facility, Nine has a $35.2 million term loan. At September 30, 2017, the weighted average interest rate of the term loan was approximately 5.7%. Also, as of September 30, 2017, Nine had $75.0 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine U.S. Revolving Credit Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”) and Nine Energy Canada Inc. had $9.6 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine Canadian Revolving Credit Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”). Borrowings under the Existing Nine Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rates on borrowings under the Existing Nine U.S. Revolving Credit Facility and the Existing Nine Canadian Revolving Credit Facility, all of which were incurred to fund working capital, were each approximately 5.7%. All loans and other obligations under the Existing Nine Credit Facility are scheduled to mature on May 31, 2018. We intend to terminate the Existing Nine Credit Facility in connection with this offering. See “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Nine Credit Facility” for additional information regarding the Existing Nine Credit Facility.

(2)	Pursuant to the Existing Beckman Credit Facility, Beckman has a $6.0 million term loan tranche (with a weighted average interest rate of 7.0% at September 30, 2017) and a $105.5 million term loan tranche (with a weighted average interest rate of 5.7% at September 30, 2017). Also, as of September 30, 2017, Beckman had $9.5 million of outstanding revolving borrowings, which were incurred to fund working capital, under the Existing Beckman Revolving Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”). Borrowings under the Existing Beckman Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rate on borrowings under the Existing Beckman Revolving Facility was approximately 5.9%. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018, except for a portion of the term loans, of which $0.8 million is due in the fourth quarter of 2017 and $0.8 million is due in the first quarter of 2018. We intend to terminate the Existing Beckman Credit Facility in connection with this offering. See “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Beckman Credit Facility” for additional information regarding the Existing Beckman Credit Facility.

Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility and may receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a “conflict of interest” under FINRA Rule 5121, and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a “qualified independent underwriter” meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with this offering. See “Underwriting (conflicts of interest).”

Additionally, affiliates of certain of the underwriters are lenders under our new credit facility and may receive a portion of the net proceeds of this offering in the form of a mandatory prepayment of the term loan borrowings under our new credit facility as described above. The term loans mature in July 2020 and may be base rate loans or LIBOR loans. The applicable margin for base rate loans will vary from 1.50% to 2.75%, and the applicable margin for LIBOR loans will vary from 2.50% to 3.75%, in each case depending on Nine’s leverage ratio.

We expect to borrow term loans under our new credit facility concurrently with the consummation of this offering, which we will use, along with a portion of the net proceeds them this offering, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. Availability under our new credit facility is conditioned upon the consummation of this offering as well as certain other closing conditions, including a closing liquidity requirement of $60.0 million (after giving effect to any borrowings to be made on the day on which we utilize our new credit facility, the issuance of any letters of credit on such date and the payment of all fees and expenses due under the new credit facility). Such closing liquidity consists of the sum of our unrestricted cash and cash equivalents and the availability under our new credit facility.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions: 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204, Email: prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, Telephone: (866) 471-2526, Email: prospectus-ny@ny.email.gs.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, Telephone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com.